

October 31, 2012

Via E-mail
Denise R. Cade
Senior Vice President, General Counsel and Corporate Secretary
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, Illinois 60532

> **Re:** **SunCoke Energy Partners, L.P.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 24, 2012**
> **File No. 333-183162**

Dear Ms. Cade:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

Cash Distribution Policy and Restrictions on Distributions, page 50

1. We note your response to comment 6 in our letter dated October 19, 2012. It appears from your response that you have concluded that the "Cash Available for Distribution" measure is not a liquidity measure. If this is correct, it is unclear how you arrived at this conclusion. In this regard, we understand that "Cash" is widely understood to constitute legal currency that is used in the exchange of goods and services. For example, investors can reasonably assume that the "Cash" balance presented in your financial statements is a measure of the legal currency which you possessed on the Balance Sheet date. There remains a concern that applying an alternative definition to the word "Cash" will be confusing to investors. Consequently, please reconcile each presentation of "Cash Available for Distribution" throughout your Form S-1 to "Net cash provided by (used in) operating activities" in accordance with Item 10(e)(1)(i)(A) of Regulation S-K. Please also expand your presentation to disclose US GAAP operating, investing and financing cash flows for each period presented. Please refer to Question 102.06 of the SEC Compliance and Disclosure Interpretations: Non-GAAP Financial Measures for guidance. While Cash Available for Distribution is also a liquidity measure, we would not object to a per share presentation, as this measure appears to be akin to a dividend. Refer to Section 202.04 of the Financial Reporting Codification for guidance. This presentation will then be consistent with these other factors which indicate that this is a liquidity measure:

   - The title of the measure, "Cash Available for Distribution", indicates that the purpose is to reflect the amount of cash available for distribution.

- Your risk factor disclosure on page 39 notes that the amount of cash that will be available for distribution depends primarily on your cash flow and not solely on your profitability.
- On page 53, you note that the purpose of the measure is to assist you in determining if you will be able to pay the specific cash distributions.
- On page 51, you list out several limitations on cash distributions. The majority of these limitations relate to your ability to pay the cash distribution.

2. We note your disclosure on page 61 that you do not expect to require additional working capital requirements during the forecasted period, as you do not expect any material changes in your inventories levels. Please expand your disclosure to also address your expectations for the impact of cash, accounts receivable, accounts payable and accrued liabilities to your working capital needs during the forecasted period.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

Sincerely,

/s/ Craig E. Slivka, for

Pamela A. Long
Assistant Director

cc: Rachel A. Packer, Esq. (*via E-mail*)
        Vinson & Elkins LLP